AUTOMATIC/FACULTATIVE YRT

GUARANTEED ISSUE AND FULLY UNDERWRITTEN

REINSURANCE AGREEMENT

(hereinafter referred to as the “Agreement”)

Between

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Greenwood Village, Colorado

(hereinafter referred to as the “Ceding Company”)

and

RGA REINSURANCE COMPANY

Chesterfield, Missouri

(hereinafter referred to as the “Reinsurer”)

EFFECTIVE: May 1, 2010

TABLE OF CONTENTS

ARTICLE 1 – PREAMBLE		5

1.1	PARTIES TO THIS AGREEMENT	5
1.2	COMPLIANCE	5
1.3	CONSTRUCTION	5
1.4	ENTIRE AGREEMENT	5
1.5	SEVERABILITY	5
1.6	WAIVER	6
1.7	ASSIGNMENT	6

ARTICLE 2 – AUTOMATIC REINSURANCE		7

2.1	GENERAL CONDITIONS	7
2.2	RETAINED AMOUNTS	7
2.3	EXPENSE OF ORIGINAL POLICY	7

ARTICLE 3 – FACULTATIVE REINSURANCE		8

ARTICLE 4 – COMMENCEMENT OF LIABILITY		9

4.1	AUTOMATIC REINSURANCE	9
4.2	FACULTATIVE REINSURANCE	9

ARTICLE 5 – PREMIUM ACCOUNTING		10

5.1	PREMIUMS	10
5.2	PAYMENT OF PREMIUMS	10
5.3	DELAYED PAYMENT	10
5.4	FAILURE TO PAY PREMIUMS	10
5.5	PREMIUM RATE GUARANTEE	10

ARTICLE 6 – POLICY REDUCTIONS, TERMINATIONS AND CHANGES		12

6.1	REDUCTIONS AND TERMINATIONS	12
6.2	INCREASES	12
6.3	RISK CLASSIFICATION CHANGES	14
6.4	REINSTATEMENT	14
6.5	NONFORFEITURE BENEFITS	14
6.6	POLICY LOANS	14
6.7	CASH SURRENDERS	14

ARTICLE 7 – EXCHANGES AND REPLACEMENTS		15

7.1	NOTIFICATION AND PLACEMENT	15
7.2	PREMIUMS	15
7.3	INCREASES IN AMOUNT	15
7.4	FACULTATIVE CONSIDERATIONS	15
7.5	CONVERSIONS	15

ARTICLE 8 – POLICY RESCISSION		16

ARTICLE 9 – CLAIMS		17

9.1	COVERAGE	17
9.2	NOTICE	17
9.3	PROOFS	17
9.4	AMOUNT AND PAYMENT OF REINSURANCE BENEFITS	17
9.5	DISPUTED CLAIMS	17
9.6	CLAIM EXPENSES	17

9.7	MISREPRESENTATION OR SUICIDE	18
9.8	MISSTATEMENT OF AGE OR GENDER	18
9.9	EXTRA-CONTRACTUAL DAMAGES	18

ARTICLE 10 – RETENTION LIMIT CHANGES		19

ARTICLE 11 – RECAPTURE		20

11.1	RECAPTURE ELIGIBILITY REQUIREMENTS	20

ARTICLE 12 – GENERAL PROVISIONS		22

12.1	CURRENCY	22
12.2	PREMIUM TAX	22
12.3	INSPECTION OF RECORDS	22
12.4	FORMS, MANUAL, ISSUE RULES AND CLAIMS PRACTICES	22
12.5	ANTI-MONEY LAUNDERING	22
12.6	INTEREST RATE FOR BALANCES IN DEFAULT	22
12.7	CONFIDENTIALITY	23
12.8	RESERVES	23

ARTICLE 13 – DAC TAX		24

ARTICLE 14 – OFFSET		25

ARTICLE 15 – INSOLVENCY		26

15.1	INSOLVENCY OF A PARTY TO THIS AGREEMENT	26
15.2	INSOLVENCY OF THE CEDING COMPANY	26
15.3	INSOLVENCY OF THE REINSURER	27

ARTICLE 16 – ERRORS AND OMISSIONS		28

ARTICLE 17 – ARBITRATION		29

17.1	GENERAL	29
17.2	NOTICE	29
17.3	PROCEDURE	29
17.4	ARBITRATION COSTS	29
17.5	SITE OF ARBITRATION	30
17.6	ARBITRATION SETTLEMENT	30

ARTICLE 18 – DURATION OF AGREEMENT		31

ARTICLE 19 – REPRESENTATIONS AND WARRANTIES		32

ARTICLE 20 – DEFINITIONS		33

ARTICLE 21 – EXECUTION		36

EXHIBIT A – RETENTION SCHEDULE OF THE CEDING COMPANY

A.1	LIFE INSURANCE

EXHIBIT B – BUSINESS COVERED

EXHIBIT C – REINSURANCE LIMITS

C.1	REINSURER’S SHARE
C.2	AUTOMATIC REINSURANCE LIMITS

C.3	JUMBO LIMITS
C.4	AGE LIMITS
C.5	MINIMUM CESSION TO THE POOL
C.6	TRIVIAL AMOUNT

EXHIBIT D – REINSURANCE PREMIUMS

D.1	BASE PLAN PARAMETERS
D.2	AGE BASIS
D.3	POLICY FEES
D.4	SUBSTANDARD RATINGS (FULLY UNDERWRITTEN BUSINESS)
D.5	FLAT EXTRAS (FULLY UNDERWRITTEN BUSINESS)
D.6	RIDERS AND BENEFITS

EXHIBIT D – RATE SCHEDULE 1

EXHIBIT E – SELF-ADMINISTERED REPORTING

E.1	REPORTING REQUIREMENTS
E.2	BUSINESS REPORTED ELECTRONICALLY
E.3	STATEMENT SPECIFICATIONS
E.4	POLICY EXHIBIT
E.5	ACCOUNTING SUMMARY

EXHIBIT F – GUARANTEED ISSUE PARAMETERS

EXHIBIT G – APPLICATION FOR FACULTATIVE REINSURANCE

EXHIBIT H – ALLOCATION RULES FOR PLACEMENT OF FACULTATIVE CASES

ARTICLE 1 – PREAMBLE

1.1	PARTIES TO THIS AGREEMENT

This is a YRT Agreement for indemnity reinsurance (the “Agreement”) solely between Great-West Life & Annuity Insurance Company of Greenwood Village, Colorado and RGA Reinsurance Company of Chesterfield, Missouri. The Ceding Company and the Reinsurer are collectively referred to as the “parties”.

The acceptance of risks under this Agreement will create no right or legal relationship between the Reinsurer and the insured, owner or beneficiary of any insurance policy or other contract of the Ceding Company.

The Agreement will be binding upon the Ceding Company and the Reinsurer and their respective successors and assigns.

1.2	COMPLIANCE

This Agreement applies to the issuance of insurance by the Ceding Company in a jurisdiction in which it is properly licensed. This Agreement also applies to policies issued by First Great-West Life & Annuity Insurance Company (FGWLA), an affiliate of the Ceding Company, in a jurisdiction in which it is properly licensed, and ceded to the Ceding Company and retroceded by the Ceding Company to the Reinsurer.

The Ceding Company and the Reinsurer represent that, to the best of their knowledge, they are in compliance with all state and federal laws and regulations applicable to the business reinsured under this Agreement, including all applicable privacy laws. In the event that either party is found to be in non-compliance with any such law or regulation, the Agreement will remain in effect and the parties will seek to remedy the non-compliance and will indemnify each other for any direct loss suffered as a result of the non-compliance.

1.3	CONSTRUCTION

This Agreement will be construed in accordance with the laws of the state of Colorado.

1.4	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by all parties, except as otherwise provided herein.

1.5	SEVERABILITY

If any provision of this Agreement is determined by a court of law to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement to the extent that enforcement of such remaining provisions, without the invalid or unenforceable provision, is consistent with the intent of the parties which is inferred from the provisions of the entire Agreement.

1.6	WAIVER

Either party may choose not to enforce or insist upon the strict adherence to any provision or right under this Agreement. If either party so elects, it will not be considered to be a permanent waiver of such provision nor in any way affect the validity of this Agreement. The applicable party will still have the right to insist upon the strict adherence to that provision or any other provision of this Agreement in the future. Any waiver of provisions by a party under this Agreement must be in writing and signed by a duly authorized representative of the party.

1.7	ASSIGNMENT

Neither party may assign, transfer, sell, convey or otherwise dispose of any of its rights, duties or obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld; provided that the parties acknowledge and agree that the Reinsurer may retrocede any or all of its reinsured net amount at risk hereunder.

ARTICLE 2 – AUTOMATIC REINSURANCE

2.1	GENERAL CONDITIONS

On and after the Effective Date of this Agreement, the Ceding Company will automatically cede to the Reinsurer a portion of the life insurance policies, supplementary benefits, and riders listed in Exhibit B.

The Reinsurer will automatically accept its share of the above-referenced policies up to the limits shown in Exhibit C, provided that:

a.	For Fully Underwritten Policies, the Ceding Company keeps its Full Retention, as specified in Exhibit A, or otherwise holds its Full Retention on a life under the current policy and/or previously issued in force policies;

b.	For Guaranteed Issue Policies, for any eligible group that meets the requirements for reinsurance coverage as specified in Exhibit C (C.1b), the Ceding Company keeps its Quota Share Retention, as specified in Exhibit A;

c.	the Ceding Company applies any Material Changes consented to in writing by the Reinsurer;

d.	the case is issued on a Guaranteed Issue basis subject to the Guaranteed Issue parameters as defined in Exhibit F, or on a Fully Underwritten basis if so specified in Exhibit B;

e.	the underlying insureds, at the time of the application, must be legal Permanent Residents of the United States, Canada, Puerto Rico, or Guam;

f.	the total of the Ultimate Amount of reinsurance required including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements between the Reinsurer and the Ceding Company, does not exceed the Automatic Reinsurance Limits set out in Exhibit C;

g.	For Fully Underwritten risks, the amount of life insurance in force in all companies, including any coverage to be replaced, plus the amount currently applied for on that life in all companies, does not exceed the Jumbo Limit stated in Exhibit C;

h.	the underlying insureds are not Professional Athletes;

i.	For Fully Underwritten risks, the case has not been submitted facultatively to the Reinsurer or any other Reinsurer within the last three (3) years;

j.	the underlying insureds are not part of an experience rated group.

2.2	RETAINED AMOUNTS

The Ceding Company may not reinsure, on any basis, the amount it has retained on the business covered under this Agreement without prior notification to and agreement of the Reinsurer.

2.3	EXPENSE OF ORIGINAL POLICY

The Ceding Company will bear the expense of all medical examinations, inspection fees and other charges incurred in connection with the Original Policy.

ARTICLE 3 – FACULTATIVE REINSURANCE

The Ceding Company may submit any application on a plan or rider identified in Exhibit B to the Reinsurer for its consideration on a Facultative basis.

The Ceding Company will apply for reinsurance on a Facultative basis by sending to the Reinsurer an application for Facultative reinsurance. Accompanying this application will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners’ reports, attending physicians’ statements, inspection reports, Ultimate Amount applied for in all companies, Ultimate Amount to be placed in all companies and Ultimate Amount to be in force in all companies, current census data (Guaranteed Issue only) and any other case data bearing on the insurability of the risk. The Ceding Company also will notify the Reinsurer of any outstanding underwriting requirements at the time of the Facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment will be promptly transmitted to the Reinsurer.

After consideration of the application for Facultative reinsurance and related information, the Reinsurer will promptly inform the Ceding Company of its underwriting decision. The Reinsurer’s offer will expire at the end of one hundred twenty (120) days, unless otherwise specified by the Reinsurer.

If the underwriting decision is acceptable, the Ceding Company will notify the Reinsurer in writing of its acceptance of the offer.

The relevant terms and conditions of this Agreement will apply to those Facultative offers made by the Reinsurer and accepted by the Ceding Company.

ARTICLE 4 – COMMENCEMENT OF LIABILITY

4.1	AUTOMATIC REINSURANCE

For Automatic reinsurance, the Reinsurer’s liability will commence at the same time as the Ceding Company’s liability.

4.2	FACULTATIVE REINSURANCE

For Facultative reinsurance, the Reinsurer’s liability will commence at the same time as the Ceding Company’s liability, provided that the Reinsurer has made a binding Facultative offer and that offer was accepted, during the lifetime of the insured, in accordance with the terms of this Agreement.

ARTICLE 5 – PREMIUM ACCOUNTING

5.1	PREMIUMS

Reinsurance premium rates paid by the Ceding Company for life insurance and other benefits reinsured under this Agreement are shown in Exhibit D. The rates will be applied to the Reinsured Net Amount at Risk.

5.2	PAYMENT OF PREMIUMS

Reinsurance premiums are payable annually and in advance. The Ceding Company will calculate the amount of reinsurance premium due and, within thirty (30) days after the end of the month, will send the Reinsurer a statement that contains the information shown in Exhibit E, showing reinsurance premiums due for that period. The Ceding Company will remit amounts due the Reinsurer at the same time as the statement.

5.3	DELAYED PAYMENT

If premium balances remain unpaid for more than sixty (60) days after they are due pursuant to Article 5.2 above, the Reinsurer reserves the right to charge interest from the end of the reporting period. Interest will be calculated using the index specified in Article 12.6.

5.4	FAILURE TO PAY PREMIUMS

The payment of reinsurance premiums is a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within sixty (60) days after they are due pursuant to Article 5.2 above, the Reinsurer will have the right to terminate the reinsurance for all policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Ceding Company sixty (60) days written notice of its intention. Such notice will be sent by certified mail.

If all reinsurance premiums in arrears, including any that become in arrears during the ninety (90) day notice period, are not paid before the expiration of the notice period, the Reinsurer will be relieved of all liability under those policies as of the last date to which premiums have been paid for each policy. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date to which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid on or before their due date pursuant to Article 5.2 above.

Terminated reinsurance may be reinstated, subject to approval by the Reinsurer, within sixty (60) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice the Reinsurer’s right to collect premiums for the period during which reinsurance was in force prior to the expiration of the sixty (60) day notice.

The Ceding Company may not force termination under the provisions of this Article to avoid the provisions regarding recapture in Article 11, nor to transfer the reinsured policies to another Reinsurer.

5.5	PREMIUM RATE GUARANTEE

Although the Reinsurer anticipates that the premium rates in Exhibit D will apply indefinitely, it guarantees only that the premium rates applicable to the business reinsured under this Agreement will not exceed the greater of: (1) the reinsurance premium rates specified in Exhibit D, or (2) the YRT net premiums at the applicable statutory minimum valuation mortality table and statutory maximum interest rate for the reinsured business. The Reinsurer does not anticipate holding any deficiency reserves on the business reinsured under this Agreement.

ARTICLE 6 – POLICY REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other feature of a policy reinsured under this Agreement, the Reinsurer will, upon receipt of notification of the change, consider adjusted reinsurance coverage in accordance with the provisions of this Article. The Ceding Company will notify the Reinsurer of any change within ninety (90) days after its effective date.

6.1	REDUCTIONS AND TERMINATIONS

In the event of reduction, lapse, or termination of a policy or policies on a life that is reinsured under this Agreement, the Ceding Company will reduce or terminate reinsurance on that life. The Reinsurance Death Benefit on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Ceding Company maintains its Retention as defined in Exhibit A. If the policies are reinsured with multiple reinsurers, the reinsurance will be reduced by the ratio of the amount of reinsurance in each company to the total outstanding reinsurance on the risk involved.

The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If there is a lapse, termination or reduction on a policy reinsured under this Agreement where Full Retention is held on a life, the Ceding Company will reduce the reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the amount reinsured, the reinsurance on the policy or policies will be terminated.

In the event of the reduction, lapse, death claim or termination of a policy or policies reinsured under this Agreement, the Reinsurer will refund any unearned reinsurance premiums.

6.2	INCREASES

a.	Noncontractual Increases

For Fully Underwritten Policies:

If the Initial Death Benefit is increased as a result of a noncontractual change, the increase will be underwritten by the Ceding Company in accordance with its normal underwriting guidelines, practices and procedures.

Such increases will be considered new reinsurance under this Agreement. The Reinsurer’s approval is required if the Original Policy was reinsured on a Facultative basis or if the new amount will cause the Reinsured Net Amount at Risk on the life to exceed the Automatic Reinsurance Limits shown in Exhibit C.

The Reinsurer will assume its share of the entire amount in excess of the Ceding Company’s Full Retention. Premiums for the additional reinsurance will be based on the issue age, mortality rating, underwriting class and duration since the time of underwriting of the increase. If the reinsurance is Automatic, the amount of reinsurance must not exceed the Automatic Reinsurance Limits or Jumbo Limits shown in Exhibit C. If the increase is Facultative, the amount of reinsurance must not exceed the Ultimate Amount included in the Facultative offer.

For Guaranteed Issue Policies:

The Reinsurer will automatically accept increases subject to the Guaranteed Issue Increase Parameters as defined in Exhibit F. The Reinsurer’s approval is required if the increase is larger than the amount defined in Exhibit F or if the new amount will cause the Reinsured Net Amount at Risk on the life to exceed the Automatic Reinsurance Limits shown in Exhibit C.

The Ceding Company and the Reinsurer will share the increased amount proportionately up to the Ceding Company’s retention. If the reinsurance is Automatic, the amount of reinsurance must not exceed the Automatic Binding Limits shown in Exhibit C. If the increase is Facultative, the Ultimate Amount of reinsurance must not exceed the amount included in the Facultative offer.

Premiums for the additional reinsurance will be based on the issue age, mortality rating, underwriting class and duration since the time of underwriting of the increase.

b.	Contractual and Regulatory Increases

Reinsurance of increases in amount resulting from contractual policy provisions will be based on the issue age, mortality rating, underwriting class and duration from issue of the Original Policy.

For Fully Underwritten Policies:

The Reinsurer will assume its share of the entire amount in excess of the Ceding Company’s Full Retention. Premiums for the additional reinsurance will be based on the issue age, mortality rating, underwriting class and duration since the time of underwriting of the increase. If the reinsurance is Automatic, the amount of reinsurance must not exceed the Automatic Reinsurance or Jumbo Limits shown in Exhibit C. If the reinsurance is Facultative, the amount of reinsurance must not exceed the Ultimate Amount included in the Facultative offer.

The Ceding Company’s Retention on the policy will remain constant. Any change in the Policy Net Amount at Risk due to changes in the policy’s cash value or account value will be allocated to the Reinsured Net Amount at Risk.

For Guaranteed Issue Policies:

The Ceding Company and the Reinsurer will share the increased amount proportionately up to the Ceding Company’s retention. Once the maximum retention is held by the Ceding Company, the increased amount will be shared proportionately between all reinsurers. If the reinsurance is Automatic, the amount of reinsurance must not exceed the Automatic Binding Limit shown in Exhibit C. If the reinsurance is Facultative, the amount of reinsurance must not exceed the Ultimate Amount included in the Facultative offer.

Any change in the Policy Net Amount at Risk due to changes in the policy’s cash value or account value will be shared proportionately between the Ceding Company and all reinsurers.

6.3	RISK CLASSIFICATION CHANGES

If the policyholder requests a substandard table rating reduction or removal of a flat extra, such change will be underwritten in accordance with the Ceding Company’s underwriting guidelines, practices and procedures for risk selection.

6.4	REINSTATEMENT

Any policy originally reinsured in accordance with the terms and conditions of this Agreement by the Ceding Company may be automatically reinstated with the Reinsurer as long as the policy is reinstated in accordance with the established procedures and rules of the Ceding Company previously disclosed to the Reinsurer. Any policy originally reinsured with the Reinsurer on a Facultative basis which has been in a lapsed status for more than ninety (90) days must be submitted with underwriting requirements and approved by the Reinsurer before it is reinstated. The Ceding Company will pay the Reinsurer its share of amounts collected or charged for the reinstatement of such policies.

6.5	NONFORFEITURE BENEFITS

a.	Extended Term

If the Original Policy lapses and extended term insurance is elected under the terms of the policy, reinsurance will continue on the same basis as under the Original Policy until the expiration of the extended term period.

b.	Reduced Paid-Up

For Fully Underwritten Policies: If the Original Policy lapses and reduced paid-up insurance is elected under the terms of the policy, the amount reinsured will be reduced in accordance with the procedures outlined in Article 6.1.

For Guaranteed Issue Policies: If the Original Policy lapses and reduced paid-up insurance is elected under the terms of the policy, the amount reinsured and the amount retained will be reduced proportionately in accordance with the procedures described in Article 6.1.

6.6	POLICY LOANS

The Reinsurer does not participate in policy loans nor other forms of indebtedness on policies reinsured under this Agreement; therefore, policy loans do not affect the Reinsured Net Amount at Risk.

6.7	CASH SURRENDERS

The Reinsurer does not participate in cash surrenders.

ARTICLE 7 – EXCHANGES AND REPLACEMENTS

7.1	NOTIFICATION AND PLACEMENT

If a policy reinsured with the Reinsurer is exchanged or replaced by a plan reinsured under this Agreement, the Ceding Company will notify the Reinsurer within ninety (90) days after the effective date of the exchange or replacement. A policy resulting from an internal exchange or replacement will be underwritten by the Ceding Company in accordance with its underwriting guidelines, practices and procedures for exchanges and replacements. Exchanges or replacements of policies previously reinsured with the Reinsurer will continue to be reinsured with the Reinsurer, except as noted in Article 7.4, in an amount not to exceed the original Reinsured Net Amount at Risk, unless such exchanges or replacements are issued as New Business.

Unless mutually agreed otherwise, policies that are not reinsured with the Reinsurer and that are exchanged to or replaced by a plan covered under this Agreement will not be reinsured hereunder unless such exchange or replacement is New Business.

7.2	PREMIUMS

If the New Plan is reinsured by the Reinsurer, either under this Agreement or under a different agreement, reinsurance premium rates for the resulting New Policy will be those contained in the agreement that covers the New Plan. If the agreement including the new rates requires policy fees, then they will also apply to the New Policy. However, if the Reinsurer does not reinsure the New Plan, reinsurance premiums will be the rates shown in Exhibit D, Rate Schedule 1. Reinsurance premiums for the New Policy will be based on the original issue age, underwriting class and duration since the issuance of the Original Policy.

7.3	INCREASES IN AMOUNT

If the New Policy is issued with an increase in the Initial Death Benefit, then the provisions of Article 6.2.a will apply to the increased amount.

7.4	FACULTATIVE CONSIDERATIONS

The Reinsurer’s approval to exchange or replace the Original Policy will be required if the Original Policy was reinsured on a Facultative basis, and the New Policy is Fully Underwritten by the Ceding Company.

7.5	CONVERSIONS

Conversions are not reinsured under this Agreement.

ARTICLE 8 – POLICY RESCISSION

If it is determined that a policy reinsured under this Agreement should be rescinded due to misrepresentation by the policyholder or the insured, the Reinsurer will pay its share of reasonable investigation and legal expenses connected with the rescission action.

The Reinsurer will not reimburse the Ceding Company for routine expenses, including but not limited to the Ceding Company’s home office expenses, compensation of salaried officers and employees, and any legal expenses other than third party expenses incurred by the Ceding Company.

ARTICLE 9 – CLAIMS

9.1	COVERAGE

Claims covered under this Agreement are for the plans and any additional benefits specified in Exhibit B.

9.2	NOTICE

The Ceding Company will promptly notify the Reinsurer after it receives a claim on a policy reinsured under this Agreement.

9.3	PROOFS

The Ceding Company will promptly provide the Reinsurer with proper claim proofs, which are a copy of the proof of payment by the Ceding Company, a copy of the insured’s death certificate and a copy of the claimant’s statement. It is the Ceding Company’s sole decision to determine whether a claim is payable. The Reinsurer may request, and the Ceding Company will send, all documents in connection with any claim reinsured under this Agreement.

9.4	AMOUNT AND PAYMENT OF REINSURANCE BENEFITS

As soon as the Reinsurer receives proper claim notice and proper claim proofs, the Reinsurer will promptly pay its Proportionate Share of all payable claims eligible for coverage under this Agreement.

The maximum Reinsured Net Amount at Risk payable to the Ceding Company under this Agreement is the risk amount specifically reinsured with the Reinsurer. The Reinsurer will also pay its Proportionate Share of the interest on the death proceeds through the date of settlement that the Ceding Company is required to pay, either by law or under the terms of the policy.

Life benefit payments will be made in a single sum, regardless of the Ceding Company’s settlement options.

9.5	DISPUTED CLAIMS

The Ceding Company will promptly notify the Reinsurer of any contest, compromise or litigation as a result of a denial of a claim involving a policy reinsured under this Agreement or as a result of rescission of a policy reinsured under this Agreement. Unless it declines to be a party to such action, the Reinsurer will pay its Proportionate Share of any settlement up to the maximum that would have been payable under the specific policy had there been no controversy plus its Proportionate Share of claim investigation fees paid to a third party, except as specified below.

If the Reinsurer declines to be a party to said contest, compromise or litigation, it will pay its full share of the amount reinsured, as if there had been no contest, compromise or litigation. The Reinsurer will also pay its Proportionate Share of covered expenses incurred to the date it notifies the Ceding Company it declines to be a party.

9.6	CLAIM EXPENSES

The Reinsurer will pay its Proportionate Share of reasonable claim investigation and legal expenses connected with the litigation or settlement of claims payable under this Agreement unless the Reinsurer has discharged its liability pursuant to Article 9.5 above. If the Reinsurer has so discharged its liability, the Reinsurer will not participate in any expenses incurred thereafter.

The Reinsurer will not reimburse the Ceding Company for routine claim and administration expenses, including but not limited to the Ceding Company’s home office expenses, compensation of salaried officers and employees, and any legal expenses other than third party expenses incurred by the Ceding Company (excluding expenses for a third party acting in the capacity of in house counsel). Claim investigation expenses do not include expenses incurred by the Ceding Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits.

9.7	MISREPRESENTATION OR SUICIDE

If the Ceding Company returns premium to the policyowner or beneficiary as a result of fraud or misrepresentation within the policy contestable period or suicide of the insured, the Reinsurer will refund reinsurance premiums received on that policy without interest to the Ceding Company in lieu of any other form of reinsurance benefit payable under this Agreement.

9.8	MISSTATEMENT OF AGE OR GENDER

In the event of a change in the amount of the Ceding Company’s liability on a policy due to a misstatement of age or gender, the Reinsurer’s liability on its Proportionate Share will change within the terms of this Agreement. The Reinsured Net Amount at Risk will be adjusted from the inception of the Original Policy, and any difference will be settled without interest.

9.9	EXTRA-CONTRACTUAL DAMAGES

In no event shall the Reinsurer be liable for any Extra-Contractual Obligations awarded against the Ceding Company as a result of any act, omission or course of conduct committed solely by the Ceding Company, its agents or representatives in connection with claims under this Agreement, nor for any legal fees or expenses incurred in the defense of such claims.

ARTICLE 10 – RETENTION LIMIT CHANGES

If the Ceding Company changes its Retention limits as shown in Exhibit A (A.1), it will provide the Reinsurer with prompt written notice of the intended changes.

A change to the Ceding Company’s Retention limits will not affect policies reinsured under this Agreement except as specifically provided elsewhere in this Agreement. Furthermore, unless agreed between the parties, an increase in the Ceding Company’s Retention limit will not increase the Automatic Reinsurance Limits.

ARTICLE 11 – RECAPTURE

11.1	RECAPTURE ELIGIBILITY REQUIREMENTS

Whenever the Ceding Company increases its Maximum Retention (per life for Fully Underwritten Policies, per case size for Guaranteed Issue Policies) as set forth in Exhibit A (A.1) the Ceding Company will notify the Reinsurer of its intent to recapture to the new Retention limits. To effect recapture, the Ceding Company must notify the Reinsurer of its intent to do so within ninety (90) days of the effective date of the increase in its Maximum Retention Per Life. If the Ceding Company has maintained its Maximum Retention for the plan and the insured, it may apply its increased Retention limits to reduce the amount of reinsurance in force as follows:

a.	the Ceding Company must give the Reinsurer ninety (90) days written notice prior to its intended date of the commencement of recapture. The notice must indicate whether or not facultatively reinsured policies are included in the recapture; and

b.	the reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture; however, no reduction will be made until a policy has been in force for at least [redacted], for policies where the corporate maximum dollar Retention was held at issue, up to the then current increased Retention; and

c.	if any policy is recaptured, all policies eligible for recapture under this Article shall be recaptured in a consistent manner; and

d.	no recapture will be made unless the Ceding Company retained its corporate maximum dollar limit of Retention for the plan, age and mortality rating at the time the policy was issued. No recapture will be allowed in any class of fully reinsured business nor in any classes of risks for which the Ceding Company established special Retention limits less than the Ceding Company’s Maximum Retention Per Life for the plan, age, and mortality rating at the time the policy was issued; and

e.	no recapture will be made if the Ceding Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in Retention.

If portions of a policy reinsured under this Agreement have been reinsured with more than one Reinsurer, the Ceding Company must allocate the reduction in reinsurance so that the amount reinsured by each Reinsurer after the reduction is proportionately the same as if the new Maximum Retention Per Life had been in effect at the time of issue. Recapture is not available due to any change in the financial condition of the Reinsurer.

The amount of reinsurance eligible for recapture is based on the Reinsured Net Amount at Risk as of the date of recapture. For a policy issued as a result of exchange, conversion or re-entry, the recapture terms of the reinsurance agreement covering the Original Policy will apply, and the duration for the purpose of recapture will be measured from the effective date of the reinsurance on the Original Policy.

After the effective date of recapture, the Reinsurer will not be liable for any benefits on reinsured policies or portions of such reinsured policies eligible for recapture that the Ceding Company has overlooked.

ARTICLE 12 – GENERAL PROVISIONS

12.1	CURRENCY

All payments and reporting by all parties under this Agreement will be made in United States dollars.

12.2	PREMIUM TAX

The Reinsurer will not reimburse the Ceding Company for premium taxes.

12.3	INSPECTION OF RECORDS

The Reinsurer and the Ceding Company, or their duly authorized representatives, will have the right to inspect original papers, records and all documents relating to the business reinsured under this Agreement. These documents will be made available during normal office hours to a representative of either company who will be named in advance; notification of such visits will normally be given two (2) weeks in advance and even in urgent cases at least forty-eight (48) hours in advance.

12.4	FORMS, MANUAL, ISSUE RULES AND CLAIMS PRACTICES

The Ceding Company affirms that it has supplied the Reinsurer with the underwriting guidelines, issue rules and policy forms in use as of the Effective Date of this Agreement for the policies reinsured hereunder. Further, the Ceding Company affirms that it follows claims handling practices and procedures which are standard and customary to the life insurance industry.

The Ceding Company will promptly notify the Reinsurer of any proposed Material Changes in its underwriting guidelines, issue rules, policy forms and claims practices and procedures. This Agreement will not extend to policies issued pursuant to a Material Change unless the Reinsurer has consented in writing to accept policies subject to the Material Change.

It is the Ceding Company’s responsibility to ensure that its practice and applicable forms are in compliance with current Medical Information Bureau (MIB) guidelines.

12.5	ANTI-MONEY LAUNDERING

The Ceding Company has established and will maintain policies and procedures to comply with applicable laws and regulations relating to anti-money laundering and anti-terrorism financing activities including, without limitation, the U.S.A. Patriot Act, the lists promulgated or maintained by the United States Department of Treasury naming specially designated nationals or blocked persons, and any other laws, regulations, executive orders or similar actions that impose sanctions or prohibit or restrict transactions or relations with designated persons, entities, organizations or governments.

12.6	INTEREST RATE FOR BALANCES IN DEFAULT

The Reinsurer reserves the right to charge interest at the prime rate plus two percent (2%) as stated in the Wall Street Journal on the 1st business day in January prior to the due date of the premium when renewal premiums are not paid within sixty (60) days of the due date.

12.7	CONFIDENTIALITY

The Ceding Company and the Reinsurer agree that Customer and Proprietary Information will be treated as confidential. Customer Information includes, but is not limited to, medical, financial, and other personal information about proposed, current, and former policyowners, insureds, applicants, and beneficiaries of policies issued by the original Company. Proprietary Information includes, but is not limited to, business plans and trade secrets, mortality and lapse studies, underwriting manuals and guidelines, applications and contract forms, and the specific terms and conditions of this Agreement.

Customer and Proprietary Information will not include information that:

a.	is or becomes available to the general public through no fault of the party receiving the Customer or Proprietary Information (the “Recipient”);

b.	is independently developed by the Recipient;

c.	is acquired by the Recipient from a third party not covered by a confidentiality agreement; or

d.	is disclosed under a court order, law or regulation.

The parties will not disclose such information to any other parties unless agreed to in writing, except as necessary for retrocession purposes, as requested by external auditors, as required by court order, or as required or allowed by law or regulation.

The Ceding Company acknowledges that the Reinsurer can aggregate data with other companies reinsured with the Reinsurer as long as the data cannot be identified as belonging to the Ceding Company.

12.8	RESERVES

The parties intend that the Ceding Company will receive statutory reserve credit in its state of domicile for the insurance risks ceded to the Reinsurer. The parties agree to make all reasonable efforts to ensure that this is accomplished.

ARTICLE 13 – DAC TAX

The Ceding Company and the Reinsurer hereby agree to the following, pursuant to Section 1.848-2(g)(8) of the Income Tax Regulation issued December 1992, under Section 848 of the Internal Revenue Code of 1986:

a.	the term “party” refers to either the Ceding Company or the Reinsurer, as appropriate;

b.	the terms used in this Article are defined by reference to Regulation Section 1.848-2, effective December 29, 1992;

c.	the party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1);

d.	all parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service;

e.	the Reinsurer will submit a schedule to the Ceding Company by April 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement stating that the Reinsurer will report such net consideration in its tax return for the preceding calendar year;

f.	the Ceding Company may contest such calculation by providing an alternative calculation to the Reinsurer by May 1 of the year following the end of the taxable year. If the Ceding Company does not notify the Reinsurer by May 1, the net considerations reported in the respective tax returns will be the value as defined in Item (e) above;

g.	if the Ceding Company submits its alternative calculation, the parties will act in good faith to reach an agreement on the correct amount within thirty (30) days of the date the Ceding Company submits its alternative calculation. If the Ceding Company and the Reinsurer reach agreement on an amount of the net consideration, each party shall report such amount in their respective tax returns for the previous calendar year; and

h.	the Ceding Company and the Reinsurer represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the Internal Revenue Code of 1986, as amended.

ARTICLE 14 – OFFSET

Any debts or credits, in favor of or against either the Reinsurer or the Ceding Company with respect to this Agreement or any other reinsurance agreement between the parties, are deemed mutual debts or credits and may be offset, and only the balance will be allowed or paid provided the party that seeks to avail itself of this right of offset is not in breach of any provision of this Agreement.

The right of offset will not be affected or diminished because of the insolvency of either party.

ARTICLE 15 – INSOLVENCY

15.1	INSOLVENCY OF A PARTY TO THIS AGREEMENT

A party to this Agreement will be deemed insolvent when it:

a.	applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor of its properties or assets;

b.	is adjudicated as bankrupt or insolvent;

c.	files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid insolvency or makes formal application for any bankruptcy, dissolution, liquidation or similar law or statute; or

d.	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party’s domicile.

15.2	INSOLVENCY OF THE CEDING COMPANY

In the event of the insolvency of the Ceding Company, all reinsurance payments due under this Agreement will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Ceding Company, without diminution because of the insolvency, for those claims allowed against the Ceding Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of insolvency of the Ceding Company, the liquidator, rehabilitator, receiver or statutory successor will give written notice to the Reinsurer of all pending claims against the Ceding Company on any policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, the Reinsurer may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Ceding Company or its liquidator, rehabilitator, receiver or statutory successor.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a Proportionate Share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer. Where two or more Reinsurers are participating in the same claim and a majority in interest elects to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

The Reinsurer will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Ceding Company on policies reinsured under this Agreement.

This insolvency clause shall not preclude the Reinsurer from asserting any excuse or defense to payment of this reinsurance other than the excuses or defenses of the insolvency of the Ceding Company and the failure of the Ceding Company’s liquidator, receiver, conservator or statutory successor to pay all or a portion of any claim.

15.3	INSOLVENCY OF THE REINSURER

In the event of the Reinsurer’s insolvency, the Ceding Company has the unilateral right to recapture from the Reinsurer all business reinsured under this Agreement in its sole and absolute discretion at any time upon giving ten (10) days prior notice to the Reinsurer. The Ceding Company’s recapture under this provision is subject to the payment of a recapture fee by the Ceding Company to the Reinsurer in the amount of the unamortized acquisition cost attributable to the zero first year premium credited by the Reinsurer to the Ceding Company.

ARTICLE 16 – ERRORS AND OMISSIONS

If either the Ceding Company or Reinsurer shall fail to perform an obligation under this Agreement and such failure shall be the result of an Error on the part of the Ceding Company or Reinsurer, such Error shall be corrected by restoring the Ceding Company and Reinsurer to the positions they would have occupied had no such Error occurred. If it is not possible to restore each party to the position it would have occupied but for the Error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by the Agreement.

This provision shall apply only to clerical Errors relating to the administration of reinsurance covered by this Agreement and not to the administration of the insurance provided by the Ceding Company to its insured.

The Ceding Company and Reinsurer mutually agree that all Errors, once identified, will be corrected in an equitable manner at the earliest possible date.

ARTICLE 17 – ARBITRATION

17.1	GENERAL

The parties agree to act in all things with the utmost good faith. However, if the parties cannot mutually resolve a dispute or claim, which arises out of, or in connection with this Agreement, including formation and validity, and whether arising during, or after the period of this Agreement, the dispute or claim will be referred to an arbitration tribunal (a group of three arbitrators), and settled through arbitration.

The arbitrators must have more than ten (10) years experience in the life insurance or life reinsurance industry and may not be current or former directors, officers or employees of the parties to this Agreement or their respective affiliates or subsidiaries.

The arbitrators will base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law. There will be no appeal from their decision, and any court having jurisdiction of the subject matter, and the parties, may reduce the decision to judgment.

17.2	NOTICE

To initiate arbitration, either party will notify the other party by certified mail of its desire to arbitrate, stating the nature of the dispute and the remedy sought. The party, to which the notice is sent, will respond to the notification in writing, within ten (10) days of its receipt.

17.3	PROCEDURE

Each of the two parties will appoint one arbitrator, and these two arbitrators will select the third arbitrator. Upon the selection of the third arbitrator, the arbitration tribunal will be constituted, and the third arbitrator will act as chairman of the tribunal.

If either party fails to appoint an arbitrator within sixty (60) days after the other party has given notice of appointing an arbitrator, then the American Arbitration Association will appoint an arbitrator for the party that has failed to do so. The party that has failed to appoint an arbitrator will be responsible for all expenses levied by the American Arbitration Association for such appointment.

Should the two arbitrators be unable to agree on the choice of the third arbitrator, then the American Arbitration Association will appoint the third arbitrator. All expenses levied by the American Arbitration Association for such appointment shall be borne equally by each party to this Agreement.

The tribunal may in its sole discretion make orders and directions as it considers to be necessary for the final determination of the matters in dispute. Such orders and directions may be necessary with regard to pleadings, discovery, inspection of documents, examination of witnesses and any other matters relating to the conduct of the arbitration. The tribunal will have the widest discretion permissible under the law, and practice of the place of arbitration, when making such orders or directions.

17.4	ARBITRATION COSTS

All costs of the arbitration will be determined by the tribunal, which may take into account the law and practice of the place of arbitration, and in what manner arbitration costs will be paid, and by whom.

17.5	SITE OF ARBITRATION

The site of arbitration will be Denver, Colorado, USA.

17.6	ARBITRATION SETTLEMENT

The award of the tribunal will be in writing and binding upon the parties.

ARTICLE 18 – DURATION OF AGREEMENT

This Agreement is indefinite as to its duration. The Ceding Company or the Reinsurer may terminate this Agreement with respect to reinsurance of newly issued policies by giving ninety (90) days written notice of termination to the other party, sent by certified mail. The date the document is postmarked is deemed to be the first day of the notice period.

During the notification period, the Ceding Company will continue to cede and the Reinsurer will continue to accept policies covered under the terms of this Agreement. Reinsurance coverage on all policies reinsured under this Agreement will remain in force until the termination or expiration of the policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

ARTICLE 19 – REPRESENTATIONS AND WARRANTIES

Each party represents and warrants to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed. Each party will promptly notify the other if it is subsequently financially impaired.

The parties agree that this Agreement is entered into with the understanding that the principles of good faith traditional to reinsurance shall be adhered to in the formation and performance of this Agreement and shall govern the parties’ rights and obligations. This Agreement is entered into in reliance of the utmost good faith of the parties including, for example, their warranties, representations and disclosures.

The Ceding Company affirms that it has and will continue to disclose all matters material to this Agreement. Examples of such matters are a Material Change in underwriting, claims or issue practices or philosophy, or a change in the Ceding Company’s ownership or control.

ARTICLE 20 – DEFINITIONS

Automatic – A reinsurance agreement under which the Reinsurer is obligated to accept or assume risks that meet certain specific criteria based on the Ceding Company’s underwriting.

Automatic Reinsurance Limit – The amount specified in Exhibit C used to calculate the maximum Reinsurance Net Amount at Risk that may be ceded as Automatic reinsurance.

Effective Date of this Agreement – The date on which this Agreement becomes binding on the Ceding Company and the Reinsurer. Policies with an application date on or after this date are eligible for reinsurance coverage under this Agreement.

Error – A clerical mistake or oversight made inadvertently and excludes acts of judgment and all other forms of intentional decision.

Extra Contractual Obligations – Damages awarded by a court against an insurer that go beyond the coverage provided by the policy, typically for bad faith in dealing with the insured or beneficiary.

Facultative – Reinsurance under which the Ceding Company has the option (faculty) of submitting and the Reinsurer has the option of accepting or declining individual risks.

Full Retention – The initial net amount at risk held by the Ceding Company shall be equal to the amount on its standard published Retention schedule considering issue age, rating, place of residence and/or group size (Guaranteed Issue only). The amount to be retained considers all in force policies as of the date of issue on that life.

Fully Underwritten – An application must be completed by the proposed insured. A medical exam and inspection report are required for each proposed insured, as well as other underwriting requirements at the discretion of the underwriter.

Guaranteed Issue – The insurance company is obligated to issue life insurance on the proposed insured if the proposed insured answers all application questions. The proposed insured has the right to purchase insurance without a medical exam or consideration of past or future physical conditions.

Initial Death Benefit – The face amount of the Original Policy on the date of issue.

Jumbo Limit – The maximum amount of coverage available on an individual life for Automatic reinsurance purposes. This amount includes all coverage in force, any coverage to be replaced and amounts currently applied for in all companies. If such insurance exceeds the limit, the Ceding Company must submit the risk to the Reinsurer for Facultative review.

Material Change – A change that is likely to impact the Reinsurer’s financial experience under this Agreement or would cause the Reinsurer to alter or revise a risk classification or underwriting recommendation or claims decision, reconsider or adjust reinsurance pricing, or take similar actions.

Maximum Retention Per Life – The maximum amount of risk that the Ceding Company may hold on an individual insured according to its published Retention schedule.

New Business – Policies on which the Ceding Company (1) has obtained the same new underwriting information it would obtain in absence of the Original Policy, (2) pays the same commissions in the first year that it would have paid in absence of the Original Policy and (3) the suicide and contestable period provisions are as long as those contained in other new policies issued by the Ceding Company.

New Plan – The plan to which the Original Policy is exchanged or replaced.

New Policy – The policy issued resulting from an exchange or replacement of the Original Policy.

Original Policy – An insurance contract issued by the Ceding Company on an insured that is reinsured under this Agreement.

Permanent Resident – An individual having his or her primary place of living in a particular country, notwithstanding the fact that they may maintain one or more homes in other places. A legal Permanent Resident of the United States would include any non-citizen living in the United States for five or more years who does not intend to return to their native country (except for brief trips) and who holds a valid U.S. Permanent Resident Card (Green Card) or a U.S. visa that authorizes residence in the United States.

Policy Death Benefit – The death benefit of a policy on the reinsurance premium renewal date.

Policy Net Amount at Risk – On the reinsurance premium renewal date, this value is the Policy Death Benefit less either the terminal reserve or the cash value on the policy, such difference taken to the nearest dollar. The basis for determining the Policy Net Amount at Risk may be modified with the consent of the Ceding Company and Reinsurer without the need for a formal amendment of the Agreement.

Professional Athlete – An individual who is a team member in any of the four major U.S. professional sports – National Football League (NFL), National Basketball Association (NBA), Major League Baseball (MLB) or National Hockey League (NHL).

Proportionate Share – The percentage derived by dividing the Reinsured Net Amount at Risk by the Policy Net Amount at Risk.

Quota Share Retention – Specified percentage Retention on every policy up to the Full Retention on a life.

Reinsurance Death Benefit – The Initial Death Benefit less the Retention on the policy times the percentage of Automatic reinsurance ceded to the Reinsurer as specified in Exhibit C. For Facultative reinsurance, the Reinsurance Death Benefit is that amount of the Initial Death Benefit for which the Ceding Company accepts the Reinsurer’s offer to reinsure.

Reinsured Net Amount at Risk – The percentage of Automatic Reinsurance ceded to the Reinsurer as specified in Exhibit C or the percentage ceded as modified pursuant to the Facultative Reinsurance process times the remainder of (1) the Policy Net Amount at Risk less (2) the Retention on the policy.

Retention – The amounts specified in Exhibit A that are held by the Ceding Company at their own risk on a life without the benefit of proportional reinsurance. In calculating the Retention, the sum retained by the Ceding Company on the life and in force as of the date of issue of the policy shall be taken into account.

Ultimate Amount – The projected maximum Policy Death Benefit that a policy could achieve based on reasonable assumptions made about the operation of certain characteristics of the policy form.

Yearly Renewable Term (YRT) – A form of life reinsurance under which the risks, but not the permanent plan reserves, are transferred to the Reinsurer for a premium that varies each year with the Reinsured Net Amount at Risk and the duration from issue.

ARTICLE 21 – EXECUTION

This Agreement is effective as of the month, day and year stated on the cover page of this Agreement, and applies to all eligible policies with application dates on or after such date. This Agreement has been made in duplicate and is hereby executed by all parties.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	/s/ Ron Laeyendecker	By:	/s/ Ken Ledwos
(Signature)		(Signature)
Title: Sr. Vice President		Title: VP & Actuary
Date: 12/31/20		Date: 12/29/10
Location: Denver, CO		Location: Denver, CO

RGA REINSURANCE COMPANY

By:	/s/ Susan Willeat	By:	/s/
(Signature)		(Signature)
Title: Vice President		Title: Vice President
Date: 12/28/2010		Date: 12/28/10
Location: Chesterfield, Missouri		Location: Chesterfield, Missouri

Exhibits A-H have been redacted.